Exhibit 99.2

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

Ross Systems Announces Key Technology Upgrade to its Enterprise

Performance Management Solution

ATLANTA – June 14, 2011 – Ross Systems, Inc., a subsidiary of CDC Software Corporation, announced today the technology upgrade of its Enterprise Performance Management (EPM), a suite of enterprise performance management business intelligence and analytic solutions that help improve the visibility into an enterprise’s key business operations.

Ross Systems continues incorporating its partner’s new technology for its EPM solution that will help enterprises analyze and visualize corporate data from their data warehouses. The upgrade release enables the user to open dashboards with or without data and includes a “new documents” tab and a new thumbnail navigator that deliver easier and smoother navigation with fewer clicks. This upgrade also includes Sentinels functionality to the Web Client, which provides predictive analysis based on a company’s key performance indicators (KPIs).

This latest upgrade also features a new version of its partner’s solution, WhereScape RED, an agile Integrated Development Environment (IDE) for managing data warehouses. This integrated solution allows users to build, deploy, manage and renovate their data warehouses. The WhereScape product provides faster loading, easier data aggregations and more efficient processing of data than the previous version.

“EPM has improved the visibility into our business and provided us with the advanced business analytics we need about our different markets and perfume brands to make informed decisions,” said Javier Maroto CFO of Perfumes & Diseño Group. “We are delighted to learn about this latest technology upgrade which we believe will make it even easier for users to fully leverage the advanced analytical capabilities of EPM.”

“The latest technology upgrade for EPM is another example of how we continue to apply advanced technology in our products to address the evolving needs of our customers,” said Sherri Rodriguez, president of Ross Systems. “EPM helps to leverage existing enterprise data by improving visibility into customers’ key business operations. This empowers users with the business intelligence they need to make better-informed decisions at virtually all organizational levels.”

The EPM suite includes four modules: Sales Analytics, which enhances visibility with customer service and sales performance analysis tools; Manufacturing, which increases business insights with production level and performance analysis capabilities; Inventory, which improves the inventory management process through improved analysis of inventory levels, trends and sales metrics; and AP/AR Analytics, which includes KPIs that monitor Cash Receipts, Payments, and Aging. EPM features customizable management dashboards, pre-built reports and proactive alerts so enterprise users can easily monitor KPIs in real time.

About Ross Systems

Ross Systems is a subsidiary of CDC Software (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services. Ross Systems offers an on-premise ERP suite of solutions called Ross Enterprise and a cloud version of its ERP solutions called Ross in the Cloud. Ross’ ERP solutions can help manufacturers increase operational efficiencies, improve profitability, strengthen customer relationships and streamline regulatory compliance. Ross solutions offer industry-specific functionality for a variety of industries including food and beverage, life sciences, chemicals, metals and building materials. The comprehensive suite of solutions include functionality in ERP, financials, inventory control, manufacturing, track and trace, maintenance management, process planning, purchasing, sales order process, vendor management inventory and business analytics. For more information on Ross solutions, please visit: www.rossinc.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to EPM, including launch thereof, our expectations regarding the additional functionalities and features included in EPM, our plans with respect to the delivery of EPM, our expectations regarding the potential benefits of EPM to customers, including, but not limited to, increased efficiencies and improved visibility in their operations, our beliefs and expectations regarding the benefits of Ross ERP and EPM and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current plans and expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the process manufacturing industry; the continued ability of Ross Enterprise solutions to address industry-specific requirements of companies in the process manufacturing industry; demand for and market acceptance of new and existing Ross Enterprise solutions; development of new functionalities which would allow process manufacturers to compete more effectively; changes in the type of information required to compete in the process manufacturing industry; and the potential financial and business impact of any litigation in which Ross Systems may be involved. Further information on risks or other factors that could cause results to differ is detailed in the filings or submissions of our parent company, CDC Software Corporation (“CDC Software”), with the United States Securities and Exchange Commission, including CDC Software’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future results.